FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

1Q17 Earnings Release

São Paulo, May 10, 2017 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ and BM&FBovespa: CZLT33) announces today its results for the first quarter (January, February and March) of 2017 (1Q17). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 1Q17 and 1Q16, except where indicated differently.

Summary of Financial Information

Executive Summary - Cosan Pro forma¹	1Q17	1Q16	Chg.%	4Q16	Chg.%
BRL mln	(Jan-Mar)	(Jan-Mar)	1Q17/1Q16	(Oct-Dec)	1Q17/4Q16
Net Revenue	12,742.7	12,947.5	-1.6%	13,043.7	-2.3%
Gross profit	1,642.4	2,044.3	-19.7%	1,578.3	4.1%
EBIT	729.2	1,211.7	-39.8%	703.8	3.6%
EBITDA	1,458.8	1,953.9	-25.3%	1,696.5	-14.0%
Net Income	21.1	130.3	-83.8%	(34.9)	n/a

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia

Message from the CEO

This year began with initial hints of upswing in economy. The challenge of approving the reforms required to ensure that Brazilian economy continues to improve on a sustainable basis, however, withstand. While unemployment remains high, inflation and interest rates continue to decline, and a few segments of the economy, such as automotive production, showed first signs of improvement. The outlook for grain crops is positive, benefitting exports and trade balance.

Our energy portfolio reacted to the economic upturn in the first quarter of 2017. Gasoline equivalent sales grew 1% in the country (ANP base), after a long period of consumption shrinkage, and Raízen Combustíveis outperformed again the industry average. For the second consecutive quarter, industrial natural gas consumption enjoyed a slight recovery and Comgás continue growing in residential and commercial segments, with positive effects on results. We ended the 2016/17 sugarcane crop evidencing our capacity to capture efficiencies in the production and industrial processes, which, coupled with a scenario of more favorable prices and capital allocation discipline, allowed for a significant increase in cash generation at Raízen Energia.

Rumo keeps on increasing capacity and reducing cost, delivering EBITDA growth despite 1Q16 strong basis of comparison. The atypical demand for corn transportation that boosted 1Q16 did not happen in 1Q17. Rumo EBITDA increased on the back of the implementation of the Company’s Capex plan, resulting in higher market share of grain transportation to the Port of Santos (+6 p.p.). The outlook for the upcoming quarters remains positive, especially when it comes to soybean and corn crops. Soybean harvest has been confirming expectations so far, while corn planting happened under favorable conditions for crop productivity.

Finally, our business portfolio, which proved to be highly resilient to the crisis over the last two years, show its ability to capture a potential upturn in the economy, strengthening our confidence in delivering the growth embedded in our 2017 guidance.

Investors Relation
E-mail: ri@cosan.com.br Telefone: +55 11 3897-9797 Website:ri.cosanlimited.com

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COSAN LIMITED	Earnings Release
1st Quarter of the Fiscal Year of 2017

Business Units

The Company’s subsidiaries Cosan S/A Indústria e Comércio (BM&FBovespa CSAN3) and Cosan Logístisca S/A

(BM&FBovespa RLOG3) reported their results on the same date. The full Earnings Releases with main financial and operational information, in addition to the quarterly financial statements, can be found at:

•	Cosan S/A (CSAN3): http:/ir.cosan.com.br

•	Cosan Logística (RLOG3 and RUMO3): http://ir.rumolog.com

Cosan S/A and Cosan Logística S/A business units that compose Cosan Limited and interest in each reportable segment are shown below:

•	Cosan S.A. (CSAN3)

Raízen Combustíveis (50%)	Fuel Distribution
Raízen Energia (50%)	Sugar, Ethanol and Cogeneration
Comgás (62.6%)	Natural Gas Distribution
Moove (100%)	Lubricants, Basic Oils and Specialties
Cosan Corporativo (100%)	Corporate Structure and Other Investments

• Cosan Logística S.A. (RLOG3)
Rumo Logística (RUMO3)	Logistic Operator

Executive Summary 1Q17

Cosan S.A. (CSAN3):

Cosan S/A Pro forma: Adjusted EBITDA was R$1.1 billion in 1Q17 (-4%), since favorable results of Raízen Combustíveis and Comgás were partially offset by lower accounting profit of Raízen Energia, which was affected by foreign exchange (non-cash effect). Including the effect of currency hedge on sugar exports, adjusted EBITDA would have been R$1.2 billion (+8%). We ended the 2016/17 sugarcane crop evidencing our capacity to capture production efficiencies, which coupled with the favorable price scenario, enabled a substantial increase of cash generation, with the currency hedge accounted as financial gain. At Raízen Combustíveis, we continued to focus on service stations network expansion and maintenance, privileging long-term relationship with our dealers and optimizing our supply and commercialization strategy. At Comgás, the beginning of 2017 recorded a small recovery in the industrial consumption, while residential and commercial segments continue growing through new connections. At Moove, we outperformed the industry average in Brazil again and increased sales volumes at international operations. With better operating results, the pro forma Cash Flow from Operating Activities (CFO) came to R$2.2 billion (+4%), while Free Cash Flow to Equity (FCFE) totaled R$139 million. Leverage (proforma Net Debt/EBITDA) reached 2.0 times at the end of the period, excluding Comgás’ regulatory current account effects.

Raízen Combustíveis: Adjusted EBITDA grew 16% to R$682 million in 1Q17. The expansion reflects higher volume sold with a better sales mix, coupled with continued gains from the supply and commercialization strategy and cost reductions. The fuel distribution market in Brazil started 2017 with lower drop of consumption when compared to last quarters. Total volume sold fell 1% in 1Q17 (ANP data). Sales of gasoline equivalent showed signs of recovery, growing 1% in the country (ANP base). Raízen’s sales outperformed the industry average, going up 1% in total, while Otto cycle sales increased 3% year-on-year (4% in gasoline equivalent). Diesel sold by Raízen was up 3% in the quarter driven by new agreements with industrial clients.

Raízen Energia: Adjusted EBITDA (excluding biological asset variation, debt hedge accounting and non-recurring effects) came to R$751 million (-36%) in 1Q17, mainly affected by (i) lower concentration of sales in the period, (ii) higher CONSECANA and (iii) lower foreign exchange rate in the period, despite improved sugar sales average price. The 2016/17 crop year ended with total crushing of 59.4 million tons of sugarcane (-5%), affected by lower productivity compared with previous crop (TCH reduction due to lower rainfall volume, partially offset by slightly improved TRS). Sales volume in sugar equivalent dropped 4%, offset by higher sugar and ethanol sales average prices. The unit average cash cost, excluding the effects from CONSECANA, was 2% lower in the 2016/17 crop, absorbing inflation and evidencing efficiency gains in the productive and industrial processes. Adjusted EBITDA of the crop year was R$3.1 billion (-11%). Including the effect of currency hedge on sugar exports, adjusted EBITDA would have been R$3.7 billion versus R$3.0 billion in previous crop year. 2016/17 CAPEX was up 18% to R$2.1 billion, in line with guidance.

Comgás: EBITDA, normalized by regulatory current account effect, was R$384 million (+19%) in 1Q17, reflecting volume growth (3% ex thermal) and margins correction by inflation (9.8%) in May 2016. Sales volume in the industrial segment was up 3% year-on-year, due to higher consumption of few industries and weak basis of comparison.

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COSAN LIMITED	Earnings Release
1st Quarter of the Fiscal Year of 2017

Commercial sales volume was up 5% year-on-year, chiefly due to the addition of new clients in the last 12 months. The residential segment ended the quarter with modest 1% growth, since results from client base expansion were offset by lower unit consumption due to higher average temperature in the period. The regulatory current account recorded a R$60 million reduction during the quarter and ended the period with a balance of R$354 million in favor of clients.

Moove: EBITDA in 1Q17 was up 67% to R$43 million, as a result of higher volume sold (+6%) and better sales mix. Moove outperformed Brazilian lubricant market (-1%) reporting a 1% increase compared to the same period last year (SINDICOM data).

Cosan Logística S.A. (RLOG3):

Rumo’s EBITDA was up 11% to R$493 million in 1T17 year-on-year. Even though the atypical demand for corn transportation in

1Q16 was not seen again in 1Q17, Rumo recorded EBITDA growth as a result of implementation of the Company’s Capex plan.

With increased capacity, in 1Q17 the Company recorded total volume close to the volume transported in the same period last year. The higher volume of soybean transported in February and March offset the lower demand of corn in January. In addition, variable costs decreased and fixed costs added to selling, general and administrative expenses increased below inflation, besides tariff contractual adjustments. As a result, EBITDA margin climbed from 38% in 1Q16 to 41% in 1Q17.

Cosan Limited Pro Forma: Adjusted EBITDA reached R$1.7 billion this quarter (+5%), due to better results from Raízen Combustíveis, Comgás and Rumo, partially offset by lower accounting profit from Raízen Energia, strongly affected by foreing exchange (non-cash effect). Cosan Limited closed the quarter with a R$ 109 million net loss.

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosan.com.br) in the Results Center.

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COSAN LIMITED	Earnings Release
1st Quarter of the Fiscal Year of 2017

Main Operational and Financial Metrics

Raízen Combustíveis

	1Q17	1Q16	Chg.%	4Q16	Chg.%
	(Jan-Mar)	(Jan-Mar)	1Q17/1Q16	(Oct-Dec)	1Q17/4Q16
Otto Cycle Volume (Gasoline+ Ethanol) (‘000 cbm)	2,900	2,822	3%	3,060	-5%
Gasoline Equivalent[2] Volume (‘000 cbm)	2,755	2,636	4%	2,883	-4%
Diesel Volume (‘000 cbm)	2,625	2,538	3%	2,638	0%
Adjusted EBITDA Margin[3] (BRL/cbm)	111	97	15%	142	-21%
Adjusted EBIT[3] (BRL/cbm)	87	69	25%	115	-25%

Note 2: Sum of gasoline and ethanol volumers, adjusted by the energy coefficient of 0,7221.

Note 3: Excludes non-recurring items

Raízen Energia

	1Q17	1Q16	Chg.%	2016/17	2015/16	Var.%
	(Jan-Mar)	(Jan-Mar)	1Q17/1Q16	(Apr-Mar)	(Apr-Mar)	16/17x15/16
Sugarcane Crushed (mln mt)	—	2.8	-100%	59.4	62.7	-5%
Average TRS (kg/tons)	n/a	109.9	n/a	129.4	127.6	1%
TRS/ha	n/a	10.3	n/a	10.3	11.4	-10%
Sugar/Ethanol Production Mix	n/a	51% x 49%	n/a	57% x 43%	55% x 45%	n/a
Adjusted EBITDA[4] (BRL mln)	751	1,168	-36%	3,092	3,459	-11%
Adjusted EBIT4 /TRS sold (BRL/ton)	142	179	-21%	119	143	-17%

Note 4: Excludes non-recurring effects

Comgás

	1Q17	1Q16	Chg.%	4Q16	Chg.%
	(Jan-Mar)	(Jan-Mar)	1Q17/1Q16	(Oct-Dec)	1Q17/4Q16
Total Sales Volume (cbm) Ex-Thermal	1,008	974	3%	1,047	-4%
Normalized EBITDA[5] (BRL mln)	384	323	19%	359	7%
IFRS EBITDA (BRL mln)	313	520	-40%	308	2%

Note 5: Includes the effect from the regulatory Current Account.

Moove

	1Q17	1Q16	Chg.%	4Q16	Chg.%
	(Jan-Mar)	(Jan-Mar)	1Q17/1Q16	(Oct-Dec)	1Q17/4Q16
Total Sales Volume (‘000 cbm)	81	77	6%	81	0%
EBITDA (BRL mln)	43	26	67%	46	-6%

Rumo Logística

Operational and Financial Performance Indicators	1Q17	1Q16	Chg.%	4Q16	Chg.%
	(Jan-Mar)	(Jan-Mar)	1Q17/1Q16	(Oct-Dec)	1Q17/4Q16
Consolidated
Operating Ratio	83.0%	86.0%	-3.5%	95.0%	-12.6%
Diesel Comsuption (Liters 000’ TKB)	4.6	4.8	2%	4.9	-6%
North Operation
Grains from Rondonópolis (MT) to Port of Santos (SP)
Average number of freight cars loaded per day (units)	369	395	-7%	97	n/a
Transit time (hours)	107.1	100.2	7%	96.7	11%
Cycle time of freight cars (days)	10.2	10.8	-6%	11.0	-7%
Operação Sul
Grains from terminals in North of Paraná to Port of Paranaguá (PR) and São Francisco do Sul (SC)
Average number of freight cars loaded per day (units)	277	355	-89%	36	n/a
Transit time (hours)	57.9	49.3	5%	47.6	22%
Cycle time of freight cars (days)	7.6	8.4	-4%	7.8	-3%

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COSAN LIMITED Earnings Release
1st Quarter of the Fiscal Year of 2017

Cosan Corporate Results

The following table provides a breakdown of the 1Q17 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S/A Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit 1Q17	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	50% Raízen	Adjustments and Elimination	Cosan S/A Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	Consolidated Pro forma
Net Revenue	17,698.2	2,913.2	1,146.3	446.7	0.2	(20,611.4)	—	1,593.1	1,199.2	0.0	(6.6)	2,785.7
Cost of Goods and Services Sold	(16,746.9)	(2,232.1)	(720.1)	(314.0)	(1.1)	18,979.1	—	(1,035.2)	(930.9)	—	6.6	(1,959.4)
Gross Profit	951.2	681.1	426.1	132.7	(0.9)	(1,632.3)	—	558.0	268.3	0.0	0.0	826.3
Gross Margin (%)	5.4%	23.4%	37.2%	29.7%	n/a	7.9%	n/a	35.0%	22.4%	n/a	—	29.7%
Selling Expenses	(314.1)	(144.3)	(167.8)	(87.4)	(0.1)	458.4	—	(255.2)	(2.4)	—	—	(257.6)
General and Administrative Expenses	(116.2)	(158.8)	(77.1)	(20.2)	(39.6)	275.0	—	(136.9)	(63.3)	(7.1)	—	(207.4)
Other Operating Income (Expenses)	(45.8)	(85.3)	(0.6)	0.1	(13.4)	131.1	—	(13.8)	(2.2)	—	—	(16.0)
Equity Pick-up	—	(37.3)	—	(1.6)	312.0	37.3	(53.5)	256.9	1.7	76.5	(76.5)	258.7
Depreciation and Amortization	150.2	448.7	132.7	19.7	4.2	(598.9)	—	156.6	290.0	—	—	446.6
EBITDA	625.3	704.2	313.4	43.3	262.2	(1,329.5)	(53.5)	565.5	492.2	69.3	(76.5)	1,050.5
EBITDA Margin (%)	3.5%	24.2%	27.3%	9.7%	n/a	6.5%	n/a	35.5%	41.0%	n/a	0.0%	37.7%
Financial result	(172.1)	135.1	(41.4)	(19.8)	(73.8)	37.1	—	(135.0)	(451.2)	(32.1)	—	(618.4)
Income and Social Contribution Taxes	(89.4)	(77.6)	(55.7)	(2.7)	21.1	167.0	—	(37.3)	0.2	(6.7)	—	(43.8)
Non-controlling Interest	(13.7)	—	—	—	—	13.7	(31.2)	(31.2)	177.9	(9.4)	(57.9)	79.4
Net Income	199.9	312.9	83.5	1.1	205.3	(512.8)	(84.7)	205.3	(71.0)	21.1	(134.4)	21.1

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COSAN LIMITED Earnings Release
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Loans and Financing

At the close of the 1Q17, Cosan Limited’s (parent company) gross debt was R$ 704 million (+4%), without changes throughout the quarter, varying only according to the exchange rate.

Cash and cash equivalents ended the 1Q17 at R$ 228 million, compared to R$ 248 million at the close of previous quarter. The reduction can be explained by provision for interest (Accrual).

Net debt ended the quarter at R$ 475.8 million.

Loans and Financing 1Q17 BRL mln	Comgás	Moove	Cosan Corporate	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma	Cosan Logística	CZZ Corporate	CZZ Pro forma
Opening balance of pro forma net debt	1,322.1	283.7	2,698.0	4,303.9	3,583.8	406.4	8,294.2	7,350.9	429.1	16,074.1
Cash, cash equivalents and marketable securities	2,310.8	214.8	1,836.5	4,362.1	1,393.8	378.6	6,134.5	1,181.0	248.1	7,563.5
Gross Debt	3,632.9	498.5	4,534.5	8,666.0	4,977.6	785.0	14,428.6	8,531.8	677.2	23,637.6
Cash items	(140.6)	(55.5)	(285.1)	(481.2)	(636.7)	(6.4)	(1,124.4)	2,047.3	—	922.9
Funding	9.0	—	88.2	97.2	765.5	—	862.7	2,388.5	—	3,251.2
Payment of principal on loans and borrowings	(118.0)	(42.6)	(76.1)	(236.7)	(1,358.9)	(2.0)	(1,597.5)	(202.5)	—	(1,800.1)
Payment of Interest on loans borrowings	(35.9)	(1.0)	(136.9)	(173.8)	(43.4)	(4.5)	(221.6)	(139.5)	—	(361.1)
Derivatives	4.3	(11.9)	(160.4)	(167.9)	—	—	(167.9)	0.8	—	(167.1)
Noncash items	104.6	6.4	49.5	160.5	283.3	(77.4)	366.4	312.6	26.5	705.5
Provision for interest (accrual)	60.3	4.3	79.8	144.4	78.5	4.5	227.3	239.4	25.8	492.5
Monetary variation and MTM adjustment of debt	27.8	9.5	178.6	215.9	11.6	(2.8)	224.6	16.2	0.7	241.5
Exchange variation, net of derivatives	16.6	(7.4)	(208.9)	(199.7)	193.2	(79.0)	(85.5)	57.0	0.0	(28.5)
Closing balance of gross debt	3,597.0	449.4	4,298.9	8,345.3	4,624.2	701.2	13,670.7	10,891.7	703.7	25,266.1
Cash, cash equivalents and marketable securities	2,012.4	82.4	2,010.8	4,105.6	1,718.8	258.9	6,083.3	3,133.5	227.8	9,444.6
Closing balance of pro forma net debt	1,584.6	367.0	2,288.1	4,239.7	2,905.4	442.3	7,587.4	7,758.2	475.8	15,821.4
Obligations due to preferred shareholders of subsidiaries	—	—	1,809.2	1,809.2	—	—	1,809.2	—	—	1,809.2

Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	1,584.6	367.0	4,097.2	6,048.9	2,905.4	442.3	9,396.6	7,758.2	475.8	17,630.6

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COSAN LIMITED Earnings Release
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Cash Flow Reconciliation

Cash Flow Statement BRL mln	Comgás	Moove	Cosan Corporate	1Q17 Eliminations	Cosan S/A	Raízen Combined	Eliminations	Cosan S/A Pro forma	Cosan Logística	CZZ Corporate	Eliminations	CZZ Pro forma
EBITDA	313.4	43.3	262.2	(53.5)	565.5	664.7	(256.4)	973.8	492.2	69.3	(76.5)	1,458.8
Noncash impacts on EBITDA	11.6	6.5	(296.8)	53.5	(225.3)	124.7	256.4	155.8	64.1	(75.3)	76.5	221.1
Changes in assets and liabilities	(54.7)	(115.5)	190.3	(21.7)	(1.5)	773.9	—	772.4	27.3	0.5	1.6	801.8
Operating financial result	62.1	0.8	38.3	—	101.2	152.4	—	253.5	(16.0)	0.8	—	238.4
Operating Cash Flow	332.4	(64.9)	194.0	(21.7)	439.9	1,715.7	—	2,155.6	567.6	(4.7)	1.6	2,720.1
CAPEX	(68.7)	(1.7)	(0.3)	—	(70.8)	(574.3)	—	(645.0)	(471.9)	—	—	(1,116.9)
Other	—	—	(275.8)	—	(275.8)	19.0	—	(256.8)	(17.1)	(0.0)	—	(273.9)
Cash Flow from Investing Activities	(68.7)	(1.7)	(276.1)	—	(346.5)	(555.3)	—	(901.8)	(489.0)	(0.0)	—	(1,390.9)
Funding	9.0	—	88.2	—	97.2	765.5	—	862.7	2,388.5	—	—	3,251.2
Loans amortization (Principal)	(118.0)	(42.6)	(76.1)	—	(236.7)	(1.360.8)	—	(1,597.5)	(313.6)	—	—	(1,911.1)
Loans amortization (Interest)	(35.9)	(1.0)	(136.9)	—	(173.8)	(50.3)	—	(224.1)	(220.0)	—	—	(444.1)
Derivatives	4.3	(11.9)	(160.4)	—	(167.9)	—	—	(167.9)	0.8	—	—	(167.1)
Other	—	(9.2)	23.6	—	14.4	(2.8)	—	11.6	(31.7)	0.0	(1.6)	(21.6)
Cash Flow from Financing Activities	(140.6)	(64.6)	(261.5)	—	(466.7)	(648.5)	—	(1,115.2)	1,824.0	0.0	(1.6)	707.2
Dividends received	—	—	526.6	(246.7)	279.9	—	(279.9)	—	2.5	—	—	2.5
Free Cash Flow to Equity	123.1	(131.3)	183.0	(268.4)	(93.6)	511.9	(279.9)	138.5	1,905.0	(4.7)	—	2,038.8
Cosan S.A	—	—	—	—	—	(300.1)	279.9	(20.2)	—	(8.3)	—	(28.5)
Comgás	(421.6)	—	—	268.4	(153.2)	—	—	(153.2)	—	—	—	(153.2)
Non-controlling Shareholders	—	—	—	—	—	—	—	—	—	—	—	—
Dividends paid	(421.6)	—	—	268.4	(153.2)	(300.1)	279.9	(173.4)	—	(8.3)	—	(181.7)
Exchange variation impact on cash and cash equivalents	—	(1.1)	(8.6)	—	(9.7)	(6.5)	—	(16.2)	47.5	(7.3)	—	24.0
Cash Generation (Burn) in the Period	(298.4)	(132.4)	174.4	—	(256.5)	205.3	—	(51.1)	1,952.5	(20.3)	—	1,881.1

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Financial Statements

Cosan Limited - Accounting

Indicators BRL mln	1Q17 (Jan-Mar)	1Q16 (Jan-Mar)	Chg.% 1Q17/1Q16	4Q16 (Oct-Dec)	Chg.% 1Q17/4Q16
EBITDA	1,050.5	1,342.9	-21.8%	1,080.0	-2.7%
CAPEX	549.5	422.5	30.0%	763.8	-28.1%

Income Statement for the Period	1Q17	1Q16	Chg.%	4Q16	Chg.%
BRL mln	(Jan-Mar)	(Jan-Mar)	1Q17/1Q16	(Oct-Dec)	1Q17/4Q16
Net Revenue	2,785.7	3,119.1	-10.7%	2,785.9	0.0%
Cost of Goods and Services Sold	(1,959.4)	(2,066.1)	-5.2%	(2,219.7)	-11.7%
Gross profit	826.3	1,053.0	-21.5%	566.2	45.9%
Selling, general & administrative expenses	(465.0)	(464.8)	0.0%	(548.8)	-15.3%
Other net operating income (expenses)	(16.0)	(37.4)	-57.1%	(33.1)	-51.5%
Financial results	(618.4)	(811.1)	-23.8%	(718.2)	-13.9%
Equity Pick-up	258.7	439.8	-41.2%	464.3	-44.3%
Expenses with income and social contribution taxes	(43.8)	(15.4)	n/a	87.7	n/a
Non-controlling interest	79.4	(48.8)	n/a	241.2	-67.1%
Discontinued operations	—	15.0	-100.0%	(94.1)	-100.0%
Net Income (Loss)	21.1	130.3	-83.8%	(34.9)	n/a

Balance Sheet BRL mln	1Q17 03/31/2017	4Q16 12/31/2016
Cash and cash equivalents	6,544	4,500
Marketable Securities	923	1,292
Trade accounts receivable	999	1,131
Inventories	600	631
Derivative financial instruments	836	751
Other current assets	806	1,196
Other non-current assets	4,447	4,341
Investments	9,021	8,793
Property, plant and equipment	10,927	10,726
Intangible assets	16,997	17,109
Total Assets	52,099	50,470
Loans and borrowings	20,441	18,338
Financial instruments and derivatives	337	296
Trade accounts payable	1,927	2,033
Payroll	162	238
Other current liabilities	1,718	1,914
Other non-current liabilities	11,763	11,641
Shareholders’ Equity	15,752	16,010
Total Liabilities	52,099	50,470

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators BRL mln	1Q17 (Jan-Mar)	1Q16 (Jan-Mar)	Chg.% 1Q17/1Q16	4Q16 (Oct-Dec)	Chg.% 1Q17/4Q16
EBITDA	1,458.8	1,953.9	-25.3%	1,696.5	-14.0%
CAPEX	1,075.3	848.6	26.7%	1,022.5	5.2%

Income Statement for the Period BRL mln	1Q17 (Jan-Mar)	1Q16 (Jan-Mar)	Chg.% 1Q17/1Q16	4Q16 (Oct-Dec)	Chg.% 1Q17/4Q16
Net Revenue	12,742.7	12,947.5	-1.6%	13,043.7	-2.3%
Cost of Goods and Services Sold	(11,100.2)	(10,903.2)	1.8%	(11,465.4)	-3.2%
Gross profit	1,642.4	2,044.3	-19.7%	1,578.3	4.1%
Selling, general & administrative expenses	(831.7)	(869.8)	-4.4%	(942.6)	-11.8%
Other net operating income (expenses)	(81.6)	37.2	n/a	68.1	n/a
Financial results	(636.9)	(772.9)	-17.6%	(774.9)	-17.8%
Equity Pick-up	(16.5)	(13.6)	20.7%	13.2	n/a
Expenses with income and social contribution taxes	(127.3)	(256.0)	-50.3%	(82.6)	54.2%
Non-controlling interest	72.6	(53.9)	n/a	199.8	-63.7%
Discontinued operations	—	15.0	-100.0%	(94.1)	-100.0%
Net Income (Loss)	21.1	130.3	-83.8%	(34.9)	n/a

Balance Sheet BRL mln	1Q17 03/31/2017	4Q16 12/31/2016
Cash and cash equivalents	8,522	6,272
Marketable Securities	923	1,292
Trade accounts receivable	1,951	2,548
Inventories	1,771	2,832
Derivative financial instruments	1,154	1,462
Other current assets	2,287	2,864
Other non-current assets	6,057	5,891
Investments	356	447
Property, plant and equipment	17,713	17,170
Intangible assets	20,895	20,988
Total Assets	61,629	61,765
Loans and borrowings	26,107	24,639
Financial instruments and derivatives	752	1,014
Trade accounts payable	2,933	3,672
Payroll	396	442
Other current liabilities	2,413	2,713
Other non-current liabilities	13,173	13,171
Shareholders’ Equity	15,855	16,113
Total Liabilities	61,629	61,765

Cosan Limited

Consolidated interim financial statements as

March 31, 2017

Cosan Limited

Consolidated interim financial statements

Report on Review of Interim Financial Information

To the Board of Directors and Shareholders of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“Company”) contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2017, which comprises the statement of financial position as of March 31, 2017, and the respective statements of profit and loss and other comprehensive income, changes in equity and cash flows for the three-month period then ended, including the footnotes.

The Company’s management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form - ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

São Paulo, May 10, 2017.

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Accountant CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	March 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	7	6,544,090	4,499,588
Marketable securities	8	922,843	1,291,580
Trade receivables	9	999,500	1,130,624
Derivative financial instruments	27	200,763	20,654
Inventories		599,847	630,752
Receivables from related parties	11	56,183	58,517
Income tax receivable		267,980	364,980
Other current tax receivable	10	211,585	178,856
Dividends receivable		48,440	144,160
Other current assets		222,093	449,298

Total current assets		10,073,324	8,769,009
Trade receivables	9	53,186	54,806
Restricted cash		225,144	200,999
Deferred tax assets	21	1,512,568	1,490,002
Receivables from related parties	11	151,496	183,740
Income tax receivable		199,768	121,376
Other non-current tax receivable	10	741,073	739,849
Judicial deposits	22	733,262	714,684
Derivative financial instruments	27	634,901	730,426
Other non-current assets		830,368	835,730
Investments in associates	12	282,455	286,947
Investments in joint ventures	13	8,738,568	8,506,395
Property, plant and equipment	14	10,926,645	10,726,448
Intangible assets and goodwill	15	16,996,700	17,109,439

Total non-current assets		42,026,134	41,700,841

Total assets		52,099,458	50,469,850

The accompanying notes are an integral part of these consolidated interim financial statements

	Note	March 31, 2017	December 31, 2016
Liabilities
Loans, borrowings and debentures	16	3,049,146	2,404,009
Leases	17	415,476	472,632
Real estate credit certificates		108,780	105,422
Derivative financial instruments	27	21,403	40,526
Trade payables	19	1,926,919	2,032,542
Employee benefits payable		161,735	238,159
Income tax payables		27,779	83,113
Other taxes payable	20	223,348	261,169
Concessions payables	18	27,822	27,662
Dividends payable		31,315	93,500

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

Payables to related parties	11	256,008	237,081
Deferred revenue		17,404	14,167
Other financial liabilities		223,560	203,303
Other current liabilities		386,842	415,782

Total current liabilities		6,877,537	6,629,067

Loans, borrowings and debentures	16	17,391,644	15,934,488
Leases	17	839,798	924,911
Real estate credit certificates		62,467	90,323
Preferred shareholders payable in subsidiaries		1,809,176	1,769,427
Derivative financial instruments	27	315,213	255,318
Trade payables	19	573	568
Other taxes payable	20	156,293	153,776
Provision for legal proceedings	22	1,280,782	1,268,564
Concessions payables	18	2,674,490	2,580,144
Post-employment benefits	28	447,674	441,480
Deferred tax liabilities	21	3,639,084	3,550,565
Deferred revenue		63,954	62,207
Other non-current liabilities		788,727	799,263

Total non-current liabilities		29,469,875	27,831,034

Total liabilities		36,347,412	34,460,101

Shareholders’ equity	23
Share capital		5,328	5,328
Additional paid-in capital		3,901,232	4,051,591
Accumulated other comprehensive loss		(354,805)	(480,454)
Retained earnings		2,717,113	2,695,998

Equity attributable to:
Owners of the Company		6,268,868	6,272,463
Non-controlling interests	12	9,483,178	9,737,286

Total shareholders’ equity		15,752,046	16,009,749

Total shareholders’ equity and liabilities		52,099,458	50,469,850

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	March 31, 2017	March 31, 2016 (Restated)
Net sales		2,785,732	3,119,069
Cost of sales		(1,959,441)	(2,066,104)

Gross profit		826,291	1,052,965

Selling expenses		(257,582)	(236,830)
General and administrative expenses		(207,374)	(227,964)
Other (expense) income, net	25	(16,040)	(37,354)

Operating expenses		(480,996)	(502,148)

Income before equity in earnings of investees and financial results		345,295	550,817

Equity in earnings of associates	12	2,954	(1,558)
Equity in earnings of joint ventures	13	255,697	441,344

Equity in earnings of investees		258,651	439,786
Finance expense		(898,232)	(878,868)
Finance income		283,009	246,552
Foreign exchange gain, net		118,889	525,404
Derivatives		(122,058)	(704,142)

Financial results	26	(618,392)	(811,054)
(Loss) profit before taxes		(14,446)	179,549

Income tax (expenses) benefits	21
Current		23,567	(99,072)
Deferred		(67,396)	83,651

		(43,829)	(15,421)

(Loss) profit from continuing operations		(58,275)	164,128
(Loss) profit from discontinued operation, net of tax		—	14,952

(Loss) profit for the period		(58,275)	179,080

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income
Items that will never be reclassified to profit or loss
Financial instruments - common transactions			9,000		—

			9,000		—
Items that are or may be reclassified to profit or loss:
Foreign currency translation effect			14,437		33,810
Gain (loss) on cash flow hedge in joint ventures and subsidiary			171,295		(27,092)
Changes in fair value of available for sale securities			129		(2,993)
Taxes			—		877

			185,861		4,602
Total other comprehensive income, net of tax			194,861		4,602

Comprehensive income - Continued operation			136,586		183,682

Comprehensive income - Discontinued operation			—		414

Total comprehensive income			136,586		184,096

Total net income (loss) attributable to:
Owners of the Parent			21,115		130,261
Non-controlling interests			(79,390)		48,819

			(58,275)		179,080
Total comprehensive income attributable to:
Owners of the Company			146,764		133,583
Non-controlling interests			(10,178)		50,513

			136,586		184,096
Basic earnings per share from:	24
Continuing operations		R$	0.0798	R$	0.4724
Discontinuing operations			—	R$	0.0197

		R$	0.0798	R$	0.4921
Diluted earnings per share from:	24
Continuing operations		R$	0.0183	R$	0.4123
Discontinuing operations			—	R$	0.0197

		R$	0.0183	R$	0.4320

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the three month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2016 (Restated)	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

Net profit for the period (Restated)	—	—	—	130,261	130,261	48,819	179,080
Other comprehensive income:
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(16,935)	—	(16,935)	(10,157)	(27,092)
Foreign currency translation effects	—	—	20,610	—	20,610	13,200	33,810
Change in fair value of available for sale securities	—	—	(353)	—	(353)	(1,349)	(1,702)

Total comprehensive income for the period	—	—	3,322	130,261	133,583	50,513	184,096

Contributions by and distributions to owners of the Company:
Exercise of stock options plan	—	—	—	—	—	—	—
Dividends - non-controlling interests	—	(7,091)	—	—	(7,091)	7,091	—
Dividends	—	—	—	—	—	(579,079)	(579,079)
Share-based compensation - Subsidiaries	—	1,553	—	—	1,553	1,396	2,949

Total contributions by and distributions to owners of the Company	—	(5,538)	—	—	(5,538)	(570,592)	(576,130)

At March 31, 2016 (Restated)	5,328	4,001,024	(474,885)	2,510,296	6,041,763	9,755,453	15,797,216

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the three month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2016	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Net profit (loss) for the period	—	—	—	21,115	21,115	(79,390)	(58,275)
Other comprehensive income:
Gain on cash flow hedge in joint ventures and subsidiary	—	—	106,515	—	106,515	64,780	171,295
Foreign currency translation effects	—	—	13,455	—	13,455	982	14,437
Financial instruments - common transactions	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of available for sale securities	—	—	81	—	81	48	129

Total comprehensive income for the period	—	—	125,649	21,115	146,764	(10,178)	136,586

Contributions by and distributions to owners of the Company:
Dividends - non-controlling interests	—	(7,442)	—	—	(7,442)	7,442	—
Share options exercised - Subsidiaries	—	10,201	—	—	10,201	5,921	16,122
Dividends	—	—	—	—	—	(138,665)	(138,665)
Share-based compensation - Subsidiaries	—	1,250	—	—	1,250	1,595	2,845

Total contributions by and distributions to owners of the Company	—	4,009	—	—	4,009	(123,707)	(119,698)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(154,368)	—	—	(154,368)	(120,223)	(274,591)

At March 31, 2017	5,328	3,901,232	(354,805)	2,717,113	6,268,868	9,483,178	15,752,046

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the three month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais - R$)

	Note	March 31, 2017	March 31, 2016 (Restated)
Cash flows from operating activities
(Loss) profit before taxes		(14,446)	179,549
Adjustments for:
Depreciation and amortization		446,556	352,424
Lease and concession		49,474	48,753
Equity in earnings of associates	12	(2,954)	1,558
Equity in earnings of joint ventures	13	(255,697)	(441,344)
Losses on disposals of assets		(2,441)	4,841
Option shares expense		2,845	2,949
Provision for legal proceedings		18,355	21,197
Indexation charges, interest and exchange, net		673,233	863,717
Other		30,335	5,222

		945,260	1,038,866
Changes in:
Trade receivables		167,725	(807)
Inventories		30,908	(6,276)
Recoverable taxes		(20,594)	41,611
Related parties		14,110	17,186
Trade payables		(136,509)	(27,418)
Other financial liabilities		9,816	(104,451)
Employee benefits		(105,172)	(72,534)
Provision for legal proceedings		(17,622)	(16,465)
Judicial deposits		(8,205)	(1,566)
Post-employment benefits		(6,827)	(6,284)
Income tax and other tax		(20,447)	(74,287)
Discontinued operation		—	(100)
Concessions payable		(28,096)	(25,996)
Other assets and liabilities, net		145,694	(98,010)

		24,781	(375,397)

Net cash generated by operating activities		970,041	663,469

Cash flows from investing activities
Capital contribution in associates		—	(2,170)
Marketable securities		399,932	213,463
Restricted cash		(24,145)	78,283
Dividends received from associates		2,464	1,743
Dividends received from joint ventures		279,875	249,653
Discontinued operation		—	(100)
Put option exercised paid		(275,780)	—
Acquisition of property, plant and equipment, intangible assets and investments		(542,647)	(389,200)
Cash received on sale of fixed assets, and intangible assets		7,000	—

Net cash (used in) generated by investing activities		(153,301)	151,672

Cosan Limited

Consolidated statements of cash flows

For the three month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings and debentures raised	2,485,716	628,261
Payment of principal on loans, borrowings and debentures	(439,216)	(527,214)
Payment of interest on loans, borrowings and debentures	(313,265)	(330,694)
Payment of principal on financing leases	(111,071)	(111,206)
Payment of interest on financing leases	(80,504)	(91,171)
Real estate credit certificates	(31,705)	(31,176)
Derivative financial instruments	(167,143)	(8,131)
Dividends paid	(161,522)	(583,129)
Share options exercised - Subsidiaries	15,986	—

Net cash generated by (used in) financing activities	1,197,276	(1,054,460)

Increase (decrease) in cash and cash equivalents	2,014,016	(239,319)

Cash and cash equivalents at beginning of the period	4,499,588	3,505,824

Effect of exchange rate fluctuations on cash held	30,486	(56,853)

Cash and cash equivalents at end of the period	6,544,090	3,209,652

Supplemental cash flow information
Income taxes paid	862	31,085

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

1 Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker - CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker - CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.20% and 72.39% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“Moove”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (iv) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On March 31, 2017, Cosan Logística had a consolidated working capital of R$607,252 and loss for the period of R$248,826. Nevertheless, it presented a net cash generation from operations of R$546,170 and made investments in the modernization of its fleet and improving the railway network in the amount of R$471,883, in line with its business plan. The capital increase associated with the debt rescheduling implemented in 2016, as well as the issuance of Senior Notes 2024 in 2017 (note 16), equated the Company’s operational continuity risk over a short-term horizon.

On February 23, 2017, TPG VI Fundo de Investimento em Participações (“TPG”), a shareholder of Rumo S.A (“Rumo”), exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A in pursuant to the shareholders agreement entered into in 2010, subsequently added, between Cosan Logística, TPG VI, GIF, Cosan S.A and the Company. Cosan S.A and GIF agreed to settle financially the stock replacement obligation through of payment of R$ 275,780 and the shares received were valued at fair value in the amount of R$ 97,924 and recorded as capital reserve.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

2 Basis of preparation

2.1 Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2016.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016, except for the adoption of new standards and interpretations effective as of January 1, 2017. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These consolidated interim financial statements were authorized for issue by the Board of Directors on May 05, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

3 Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated interim financial statements.

3.1 Basis of consolidation

The consolidated statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	March 31,	December 31,
	2017	2016
Directly owned subsidiaries
Cosan Logística S.A.	72.39%	72.42%
Cosan S.A. Indústria e Comércio	62.20%	62.29%
Interest of Cosan S.A. in its subsidiaries
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo – COMGÁS	62.66%	62.66%
Cosan Biomassa S.A. (i)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	March 31,	December 31,
	2017	2016
Interest of Logística S.A. in its subsidiaries
Rumo S.A.	28,37%	28,37%
Logispot Armazéns Gerais S.A.	14,47%	14,47%
Elevações Portuárias S.A.	28,37%	28,37%
Rumo Luxembourg Sarl	28,37%	28,37%
ALL Intermodal S.A.	28,37%	28,37%
Rumo Malha Oeste S.A.	28,37%	28,37%
Rumo Malha Paulista S.A.	28,37%	28,37%
Rumo Malha Sul S.A.	28,37%	28,37%
Rumo Malha Norte S.A.	28,23%	28,22%
ALL Armazéns Gerais Ltda.	28,37%	28,37%
Portofer Ltda.	28,37%	28,37%
Boswells S.A.	28,37%	28,37%
Brado Holding S.A.	28,37%	28,37%
Brado Logística e Participações S.A.	17,51%	17,65%
Brado Logística S.A.	17,51%	17,65%
ALL Serviços Ltda.	28,37%	28,37%
ALL Argentina S.A.	25,81%	25,81%
ALL Mesopotâmica S.A.	20,02%	20,02%
ALL Central S.A.	20,87%	20,87%
Paranaguá S.A.	28,34%	28,32%
ALL Rail Management Ltda.	14,19%	14,19%
PGT S.A.	28,37%	28,37%

(i)	The Company recorded, in the line with the non-controlling shareholder’s obligations, the Put Option, according to the shareholder agreement, for the repurchase of shares of non-controlling shareholders.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

4 New standards and interpretations not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2017 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated interim financial statements.

IFRS 15 - Revenue from contracts with customers

The significant impacts related to IFRS 15 may be in the disclosures of the notes to the financial statements and in the policies applied to the control of revenues. Material impacts on revenue recognition are not expected

IFRS 9 - Financial instruments

The application of the new standard may result in a review of the provision for doubtful accounts. The study on possible impacts has not yet been completed.

IFRS 16 Leases

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary Rumo S.A will recognize new assets and liabilities for its operating leases related to concession. In the jointly-owned subsidiary Raízen, it is expected to have significant impacts on land leases.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical files and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

5 Changes adopted

The changes below were applied for the first time in 2016 did not result in a significant impact on the Company’s annual consolidated financial statements or in the interim financial statements.

The nature and the impact of each new standard or amendment are described below:

(i) Discontinued operation

Due to the partial sale of RADAR segment’s shares and as required by IFRS 5 - Non-current assets available for sale and discontinued operations - the Company is restating the presentation of its income statement for the period ended March 31, 2016.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

(ii) Correction of immaterial errors – Tax installments

During the year of 2016, the Company identified an error in the accounting record of tax installment liabilities, related to others federal taxes than income tax, referring to prior years.

Management concluded that the effect of the correction of error had no material impact on the Company’s interim financial statements for the period ended of March 31, 2016.

The impacts of both restatements for the period ended March 31, 2016 are as follows:

	March 31, 2016 (Restated)
	As issued	Discontinued operation (i)	Tax installment (ii)	Restated
Net sales	3,141,982	(22,913)	—	3,119,069
Cost of sales	(2,066,104)	—	—	(2,066,104)

Gross profit	1,075,878	(22,913)	—	1,052,965

Operating expense	(509,936)	7,788	—	(502,148)

Income before equity in earnings of investees and financial results	565,942	(15,125)	—	550,817

Equity in earnings of associates	(1,558)	—	—	(1,558)
Equity in earnings of joint ventures	441,344	—	—	441,344

	439,786	—	—	439,786
Financial results	(804,753)	(3,763)	(2,538)	(811,054)

Profit before taxes	200,975	(18,888)	(2,538)	179,549

Income tax expense	(20,220)	3,936	863	(15,421)

Profit from continuing operations	180,755	(14,952)	(1,675)	164,128

Profit from discontinued operations, net of tax	—	14,952	—	14,952

Profit for the period	180,755	—	(1,675)	179,080

Net income attributable to:
Owners of the Parent	131,308	—	(1,047)	130,261
Non-controlling interests	49,447	—	(628)	48,819

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

6 Operating segments

Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regard to the allocation of resources.

The following statement of financial position and profit or loss selected information by segment was prepared on a basis consistent with the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	March 31, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	2,913,237	17,698,154	1,146,266	446,697	1,199,174	179	(20,611,391)	(6,584)	2,785,732	1,593,142	1,199,174
Domestic market	1,616,999	17,698,154	1,146,266	432,171	1,115,593	179	(19,315,153)	(6,584)	2,687,625	1,578,616	1,115,593
External market	1,296,238	—	—	14,526	83,581	—	(1,296,238)	—	98,107	14,526	83,581
Cost of sales	(2,232,144)	(16,746,925)	(720,119)	(313,987)	(930,852)	(1,067)	18,979,069	6,584	(1,959,441)	(1,035,174)	(930,852)
Gross profit	681,093	951,229	426,147	132,710	268,322	(888)	(1,632,322)	—	826,291	557,968	268,322
Selling expenses	(144,302)	(314,101)	(167,787)	(87,389)	(2,355)	(51)	458,403	—	(257,582)	(255,228)	(2,355)
General and administrative expenses	(158,760)	(116,242)	(77,113)	(20,219)	(63,308)	(46,734)	275,002	—	(207,374)	(136,917)	(63,308)
Other income (expense), net	(85,294)	(45,777)	(581)	148	(2,194)	(13,413)	131,071	—	(16,040)	(13,846)	(2,194)
Financial results	135,062	(172,116)	(41,424)	(19,799)	(451,212)	(105,957)	37,054	—	(618,392)	(135,038)	(451,212)
Financial expense	(220,245)	(50,271)	(215,023)	(7,288)	(488,386)	(187,535)	270,516	—	(898,232)	(423,559)	(488,386)
Financial income	173,965	44,600	173,777	3,923	43,645	61,664	(218,565)	—	283,009	266,726	43,645
Foreign exchange losses, net	(25,387)	109,220	28,714	3,921	494	85,759	(83,833)	—	118,888	136,888	494
Derivatives	206,729	(275,665)	(28,892)	(20,355)	(6,965)	(65,845)	68,936	—	(122,057)	(115,093)	(6,965)
Equity in earnings of associates	(37,277)	—	—	(1,579)	1,746	132,735	37,277	(129,948)	2,954	1,208	1,746
Equity in earnings of joint ventures	—	—	—	—	—	255,697	—	—	255,697	255,697	—
Income tax expense benefit	(77,576)	(89,400)	(55,714)	(2,738)	175	14,448	166,976	—	(43,829)	(37,341)	175

Profit (loss) for the period	312,946	213,593	83,528	1,134	(248,826)	235,837	(526,539)	(129,948)	(58,275)	236,503	(248,826)
Total net income attributable to:
Owners of the Company	312,946	199,895	52,343	1,134	(70,922)	226,427	(512,841)	(187,867)	21,115	205,315	(70,922)
Non-controlling interests	—	13,698	31,185	—	(177,904)	9,410	(13,698)	57,919	(79,390)	31,188	(177,904)

	312,946	213,593	83,528	1,134	(248,826)	235,837	(526,539)	(129,948)	(58,275)	236,503	(248,826)
Other selected data:
Depreciation and amortization	448,732	150,170	132,748	19,652	290,027	4,190	(598,902)	—	446,617	156,590	290,027
EBITDA	704,192	625,279	313,414	43,323	492,238	331,536	(1,329,471)	(129,948)	1,050,563	565,472	492,238
Additions to PP&E, intangible and biological assets	889,745	258,825	68,720	1,736	471,883	308	(1,148,570)	—	542,647	70,764	471,883
Reconciliation of EBITDA:
Profit (loss) for the period	312,946	213,593	83,528	1,134	(248,826)	235,837	(526,539)	(129,948)	(58,275)	236,503	(248,826)
Income tax and social contribution	77,576	89,400	55,714	2,738	(175)	(14,448)	(166,976)	—	43,829	37,341	(175)
Financial result, net	(135,062)	172,116	41,424	19,799	451,212	105,957	(37,054)	—	618,392	135,038	451,212
Depreciation and amortization	448,732	150,170	132,748	19,652	290,027	4,190	(598,902)	—	446,617	156,590	290,027

EBITDA	704,192	625,279	313,414	43,323	492,238	331,536	(1,329,471)	(129,948)	1,050,563	565,472	492,238

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	March 31, 2016 (Restated)
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	3,866,279	16,391,752	1,460,076	—	479,124	1,185,891	34	(20,258,031)	(6,056)	3,119,069	1,962,148	1,185,891
Domestic market	1,679,105	16,391,752	1,460,076	—	365,932	1,145,496	34	(18,070,857)	(6,056)	2,965,482	1,848,956	1,145,496
External market	2,187,174	—	—	—	113,192	40,395	—	(2,187,174)	—	153,587	113,192	40,395
Cost of sales	(2,667,086)	(15,600,588)	(828,583)	—	(371,944)	(871,083)	(550)	18,267,674	6,056	(2,066,104)	(1,201,078)	(871,083)
Gross profit	1,199,193	791,164	631,493	—	107,180	314,808	(516)	(1,990,357)	—	1,052,965	761,070	314,808
Selling expenses	(188,404)	(357,096)	(154,584)	—	(83,974)	1,728	—	545,500	—	(236,830)	(238,557)	—
General and administrative expenses	(163,286)	(101,209)	(73,327)	—	(18,793)	(89,774)	(46,070)	264,495	—	(227,964)	(141,656)	(88,046)
Other income (expense), net	68,479	80,718	(2,016)	—	1,701	2,272	(39,311)	(149,197)	—	(37,354)	(39,836)	2,272
Financial results	209,241	(132,961)	(96,075)	—	(18,913)	(427,296)	(373,550)	(76,280)	104,780	(811,054)	(451,898)	(427,296)
Financial expense	(262,775)	(43,355)	(209,988)	—	(8,797)	(469,652)	(295,211)	306,130	104,780	(878,868)	(496,928)	(469,652)
Financial income	162,288	59,551	113,554	—	964	61,526	70,508	(221,839)	—	246,552	189,136	61,526
Foreign exchange losses, net	(15,174)	358,297	123,854	—	17,421	46,520	337,609	(343,123)	—	525,404	507,512	46,520
Derivatives	324,902	(507,454)	(123,495)	—	(28,501)	(65,690)	(486,456)	182,552	—	(704,142)	(651,618)	(65,690)
Equity in earnings of associates	(36,283)	2,520	—	—	(866)	3,558	282,490	33,763	(286,740)	(1,558)	(5,116)	3,558
Equity in earnings of joint ventures	—	—	—	—	—	—	441,344	—	—	441,344	441,344	—
Income tax expense benefit	(368,617)	(109,974)	(104,635)	—	567	10,320	113,952	478,591	(35,625)	(15,421)	5,948	10,320

Profit (loss) from continuing operations	720,323	173,162	200,856	—	(13,098)	(184,384)	378,339	(893,485)	(217,585)	164,128	331,299	(184,384)
Profit from discontinued operation, net of tax	—	—	—	14,952	—	—	—	—	—	14,952	—	—
Total net income attributable to:
Owners of the Company	720,323	163,097	200,856	14,952	(13,098)	(48,044)	378,339	(883,420)	(402,744)	130,261	247,031	(48,044)
Non-controlling interests	—	10,065	—	—	—	(136,340)	—	(10,065)	185,159	48,819	84,268	(136,340)

	720,323	173,162	200,856	14,952	(13,098)	(184,384)	378,339	(893,485)	(217,585)	179,080	331,299	(184,384)
Other selected data:
Depreciation and amortization	643,442	163,619	119,047	—	20,629	209,786	2,963	(807,061)	—	352,425	142,794	209,786
EBITDA	1,523,141	579,716	520,613	—	25,877	442,378	640,900	(2,102,857)	(286,740)	1,343,028	920,043	442,378
Additions to PP&E, intangible and biological assets	810,634	179,164	94,139	—	9,348	284,874	838	(989,798)	—	389,199	104,425	284,874
Reconciliation of EBITDA:
Profit (loss) for the period	720,323	173,162	200,856	—	(13,098)	(184,384)	378,339	(893,485)	(217,585)	164,128	331,299	(184,384)
Income tax and social contribution	368,617	109,974	104,635	—	(567)	(10,320)	(113,952)	(478,591)	35,625	15,421	(5,948)	(10,320)
Financial result, net	(209,241)	132,961	96,075	—	18,913	427,296	373,550	76,280	(104,780)	811,054	451,898	427,296
Depreciation and amortization	643,442	163,619	119,047	—	20,629	209,786	2,963	(807,061)	—	352,425	142,794	209,786

EBITDA	1,523,141	579,716	520,613	—	25,877	442,378	640,900	(2,102,857)	(286,740)	1,343,028	920,043	442,378

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	March 31, 2017
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Cash and cash equivalents	3,437,612	517,789	1,826,489	79,788	2,591,724	2,046,089	(3,955,401)	—	6,544,090	3,724,546	2,591,724
Marketable securities	—	—	185,904	2,607	541,752	192,580	—	—	922,843	381,091	541,752
Trade receivables	371,930	1,974,343	495,264	247,691	309,721	10	(2,346,273)	—	1,052,686	742,966	309,721
Derivative financial instruments	582,380	55,102	391,839	—	3,098	440,727	(637,482)	—	835,664	832,566	3,098
Inventories	647,663	1,695,313	112,954	236,013	248,385	2,495	(2,342,976)	—	599,847	351,462	248,385
Other financial assets	737,089	—	—	—	—	88,431	(737,089)	(88,431)	—	196,308	—
Other current assets	1.471.489	1,262,040	123,145	124,205	364,767	287,466	(2.733.529)	(93,302)	806,281	466,106	364,767
Other non-current assets	3,672,657	998,368	300,252	(46,017)	2,670,528	1,501,363	(4,671,026)	(32,447)	4,393,679	1,747,715	2,670,528
Investments in associates	244,429	—	—	17,253	41,742	11,053,775	(244,429)	(10,830,315)	282,455	240,712	41,742
Investments in joint ventures	—	—	—	—	—	8,738,568	—	—	8,738,568	8,738,569	—
Biological assets	1,276,321	—	—	—	—	—	(1,276,321)	—	—	—	—
Property, plant and equipment	11,215,926	2,374,314	—	234,239	10,544,803	147,603	(13,590,240)	—	10,926,645	381,842	10,544,803
Intangible assets and goodwill	3,234,196	4,562,169	8,487,651	756,308	7,746,230	6,511	(7,796,365)	—	16,996,700	9,250,470	7,746,230
Loans, borrowings and debentures	(10,325,687)	(1,007,144)	(3,988,800)	(418,685)	(10,875,536)	(5,157,769)	11,332,831	—	(20,440,790)	(8,861,594)	(10,875,536)
Derivative financial instruments	(368,228)	(462,442)	—	(30,831)	(19,268)	(286,517)	830,670	—	(336,616)	(317,349)	(19,268)
Trade payables	(954,161)	(1,057,933)	(1,214,705)	(207,411)	(500,519)	(4,857)	2,012,094	—	(1,927,492)	(1,426,973)	(500,519)
Real estate credit certificates	—	—	—	—	(171,247)	—	—	—	(171,247)	—	(171,247)
Employee benefits payable	(361,806)	(106,432)	(31,334)	(16,009)	(103,879)	(10,513)	468,238	—	(161,735)	(57,856)	(103,879)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,809,176)	—	—	(1,809,176)	(1,809,176)	—
Lease	—	—	—	—	(1,255,274)	—	—	—	(1,255,274)	—	(1,255,274)
Other current liabilities	(797,065)	(1,619,483)	(92,589)	(136,238)	(720,336)	(346,105)	2,416,548	101,190	(1,194,078)	(464,708)	(720,336)
Other non-current liabilities	(1,318,720)	(4,155,496)	(1,649,182)	(130,639)	(5,982,946)	(1,312,798)	5,474,216	24,561	(9,051,004)	(3,017,040)	(5,982,946)

Total assets (net of liabilities) allocated by segment	12,766,025	5,030,508	4,946,888	712,274	5,433,745	15,577,883	(17,796,533)	(10,918,744)	15,752,046	11,099,655	5,433,745

Total assets	26,891,692	13,439,438	11,923,498	1,652,087	25,062,750	24,505,618	(40,331,130)	(11,044,495)	52,099,458	27,054,351	25,062,750

	—	—	—	—	—	—	—	—	—	—	—
Equity attributable to owners of the Company	12,766,988	4,823,816	4,946,888	712,274	1,471,584	15,633,760	(17,590,804)	(16,495,638)	6,268,868	9,364,897	1,471,584
Non-controlling interests	(963)	206,692	—	—	3,962,161	(55,877)	(205,729)	5,576,894	9,483,178	1,734,758	3,962,161

Total shareholders’ equity	12,766,025	5,030,508	4,946,888	712,274	5,433,745	15,577,883	(17,796,533)	(10,918,744)	15,752,046	11,099,655	5,433,745

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	December 31, 2016
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Cash and cash equivalents	2,787,588	757,140	2,108,253	203,855	260,542	1,926,938	(3,544,728)	—	4,499,588	3,990,930	260,542
Marketable securities	—	—	202,568	10,958	920,413	157,641	—	—	1,291,580	371,167	920,413
Trade receivables	682,813	2,518,713	513,423	240,059	431,461	487	(3,201,526)	—	1,185,430	753,969	431,461
Derivative financial instruments	1,243,260	178,060	437,137	—	3,669	310,274	(1,421,320)	—	751,080	747,411	3,669
Inventories	2,293,492	2,108,825	114,745	228,941	284,579	2,487	(4,402,317)	—	630,752	346,173	284,579
Other financial assets	711,453	—	—	—	—	70,487	(711,453)	(70,487)	—	70,487	—
Other current assets	3,030,674	1,456,418	80,758	141,972	382,551	658,550	(4,487,092)	(107,927)	1,155,904	793,861	382,551
Other non-current assets	2,852,423	1,089,809	307,306	26,036	2,549,631	1,436,632	(3,942,232)	(33,225)	4,286,380	1,761,857	2,549,631
Investments in associates	393,159	—	—	19,400	46,847	11,153,390	(393,159)	(10,932,690)	286,947	240,100	46,847
Investments in joint ventures	—	—	—	—	—	8,506,395	—	—	8,506,395	8,506,395	—
Biological assets	1,119,623	—	—	—	—	—	(1,119,623)	—	—	—	—
Property, plant and equipment	10,525,166	2,379,438	—	238,346	10,337,119	150,983	(12,904,604)	—	10,726,448	389,329	10,337,119
Intangible assets and goodwill	3,224,303	4,532,282	8,550,984	770,118	7,781,289	7,048	(7,756,585)	—	17,109,439	9,328,150	7,781,289
Loans, borrowings and debentures	(11,556,950)	(1,043,995)	(4,070,076)	(471,661)	(8,523,175)	(5,273,585)	12,600,945	—	(18,338,497)	(9,138,129)	(8,523,175)
Derivative financial instruments	(789,193)	(648,070)	—	(35,155)	(12,303)	(248,386)	1,437,263	—	(295,844)	(283,541)	(12,303)
Trade payables	(1,147,089)	(1,148,013)	(1,226,634)	(232,690)	(565,539)	(8,247)	2,295,102	—	(2,033,110)	(1,467,570)	(565,539)
Real estate credit certificates	—	—	—	—	(195,745)	—	—	—	(195,745)	—	(195,745)
Employee benefits payable	(314,989)	(92,573)	(63,904)	(30,187)	(117,149)	(26,919)	407,562	—	(238,159)	(121,009)	(117,149)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,769,427)	—	—	(1,769,427)	(1,769,427)	—
Lease	—	—	—	—	(1,397,543)	—	—	—	(1,397,543)	—	(1,397,543)
Other current liabilities	(1,507,193)	(2,245,227)	(211,900)	(168,995)	(663,083)	(407,835)	3,752,420	116,036	(1,335,777)	(662,235)	(663,083)
Other non-current liabilities	(1,367,686)	(4,714,035)	(1,549,441)	(132,414)	(5,881,195)	(1,408,841)	6,081,721	115,892	(8,855,999)	(3,065,579)	(5,881,195)

Total assets (net of liabilities) allocated by segment	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Total assets	28,863,954	15,020,685	12,315,174	1,879,685	23,038,008	24,381,312	(43,884,639)	(11,144,329)	50,469,850	27,299,829	23,038,008

Equity attributable to owners of the	12,181,817	4,920,333	5,193,219	808,583	1,540,225	15,238,072	(17,102,150)	(16,507,636)	6,272,463	8,965,606	1,540,225
Company
Non-controlling interests	(963)	208,439	—	—	4,142,051	—	(207,476)	5,595,235	9,737,286	1,826,733	4,142,051

Total shareholders’ equity	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Net sales by segment:

	March 31, 2017	March 31, 2016 (Restated)
Reported segment
Raízen Energia
Ethanol	1,530,562	1,936,912
Sugar	1,291,726	1,846,288
Cogeneration	41,098	43,881
Other	49,851	39,198

	2,913,237	3,866,279
Raízen Combustíveis
Fuels	17,698,154	16,391,752

	17,698,154	16,391,752
COMGÁS
Industrial	760,263	1,006,065
Residential	151,485	155,406
Thermal generation	—	51,721
Cogeneration	47,723	54,523
Automotive	51,256	47,150
Commercial	67,679	53,327
Construction revenue	56,327	66,192
Other	11,533	25,692

	1,146,266	1,460,076
Lubricants
Finished goods	381,223	425,912
Basic oil	57,521	48,942
Other	7,953	4,270

	446,697	479,124
Logistics
North operations	914,200	895,886
South operations	237,100	224,871
Container operations	47,874	65,134

	1,199,174	1,185,891
Reconciliation
Cosan Corporate
Other	179	34

	179	34
IFRS 11 - Deconsolidated of adjustments/eliminations joint ventures and eliminations	(20,617,975)	(20,264,087)

Total	2,785,732	3,119,069

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

7 Cash and cash equivalents

	March 31, 2017	December 31, 2016
Cash and bank deposits	2,439,687	376,029
Savings account	541,585	409,333
Financial investments	3,562,818	3,714,226

	6,544,090	4,499,588

Financial investments are composed as follows:

	March 31, 2017	December 31, 2016
Investment fund
Repurchase agreements	2,667,025	2,840,760
Bank certificate of deposits - CDB	355,707	363,147

	3,022,732	3,203,907

Bank investments
Repurchase agreements	29,832	26,719
Bank certificate of deposits - CDB	505,234	468,384
Other	5,020	15,216

	540,086	510,319

	3,562,818	3,714,226

8 Marketable securities

	March 31, 2017	December 31, 2016
Government security (i)	922,843	1,004,388
Bank certificate of deposits - CDB (ii)	—	287,192

	922,843	1,291,580

(i)	Sovereign debt securities classified as held-for-trading have stated interest connected to SELIC and mature in two to five years.
(ii)	Bank certificate of deposits classified as held-for-trading have stated interest rates connected to CDI and mature in two to five years.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

9 Trade receivables

	March 31, 2017	December 31, 2016
Domestic – Brazilian Reais	1,102,844	1,248,270
Export – Foreign currency	46,371	27,446
Allowance for doubtful accounts	(96,529)	(90,286)

	1,052,686	1,185,430
Current	999,500	1,130,624

Non-current	53,186	54,806

10 Other current tax receivables

	March 31, 2017	December 31, 2016
ICMS - State VAT	611,854	608,334
Credit installment	37,434	36,708
PIS/COFINS - Revenue tax	285,019	257,920
Other	18,351	15,743

	952,658	918,705
Current	211,585	178,856

Non-Current	741,073	739,849

11 Related parties

a) Receivables from and payables to related parties:

	March 31, 2017	December 31, 2016
Current Asset
Commercial operation
Raízen Energia S.A.	37,986	37,249
Aguassanta Participações S.A.	198	6,342
Radar Propriedades Agricolas S.A.	514	517
Raízen Combustíveis S.A.	16,571	4,206
Other	914	531

	56,183	48,845
Corporate operation / Agreements
Raízen Energia S.A.	—	9,672

	56,183	58,517

Non-current assets
Receivables under the framework agreement
Janus Brasil Participações S.A	28,705	28,705
Raízen Energia S.A.	85,081	114,473

	113,786	143,178
Financial and corporation operations
Rezende Barbosa	35,944	38,944
Other	1,766	1,618

	37,710	40,562

	151,496	183,740

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	March 31, 2017	December 31, 2016
Current liabilities
Corporate operations
Raízen Energia S.A.	141,880	160,030
Raízen Combustíveis S.A.	111,078	75,624
Other	3,050	1,427

	256,008	237,081

b) Related party transactions:

	March 31, 2017	March 31, 2016 (Restated)
Sales of goods and services
Raízen Combustíveis S.A	35,817	27,898
Raízen Energia S.A.	77,739	115,257

	113,556	143,155
Purchase of goods / Inputs
Raízen Energia S.A.	(14)	(19)
Raízen Combustíveis S.A.	(203,851)	(201,220)

	(203,865)	(201,239)
Discontinued operation
Raízen Energia S.A.	—	16,171

	—	16,171
Shared income (expense)
Aguassanta Participações S.A.	160	79
Raízen Energia S.A.	(17,295)	(19,008)

	(17,135)	(18,929)
Financial result
Raízen Energia S.A.	284	361
Other	(204)	(201)

	80	160

c) Officers’ and directors’ compensation

	March 31, 2017	March 31, 2016 (Restated)
Short-term benefits to employees and managers	25,558	19,138
Post-employment benefits	265	169
Other long-term benefits	130	59
Stock option expense	2,845	2,949

	28,798	22,315

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

12 Investments in associates

a) Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.	Novvi Limited Liability Company	Janus Brasil Participações S.A.	Radar Propriedades Agricolas S.A	Radar II Propriedades Agricolas S.A	Other investments	Total
Shares issued by the associate	65,957,282	200,002	1,907,000	1,735,703	81,440,221	—
Shares held by Cosan	33,638,214	100,001	934,430	531,125	24,920,708	—
Cosan ownership interest	51%	33.33%	51%	51%	51%	—

December 31, 2016	97,002	18,838	33,998	55,148	30,537	51,424	286,947
Equity in earnings (losses) of associates	961	(1,579)	1,006	414	279	1,873	2,954
Other comprehensive income	—	(4,493)	90	33	7	—	(4,363)
Dividends	—	—	—	—	—	(4,000)	(4,000)
Other	—	—	—	—	(25)	942	917

March 31, 2017	97,963	12,766	35,094	55,595	30,798	50,239	282,455

Equity in earnings (losses) of associates March 31, 2016	(1,989)	(866)	867	—	—	430	(1,558)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

b) Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo - COMGÁS	Rumo S.A.	Logispot Armazéns Agrícolas S.A.	Other	Radar - Discontinued operation	Total
Shares issued by the associate	407,214,353	366,490,593	127,313,301	1,339,015,898	2,040,816	—	—
Shares held by non-controlling shareholders	153,561,491	100,830,418	47,535,592	959,137,088	1,000,000	—	—
Non-controlling interest	37.71%	27.51%	37.34%	71.63%	49.00%	—	—

December 31, 2016	3,706,727	61,776	1,826,733	4,105,962	36,088	—	—	9,737,286
Equity in earnings (losses) of associates	80,601	(19,584)	31,185	(177,688)	(216)	6,312	—	(79,390)
Other comprehensive income (losses)	68,820	39	—	417	—	—	—	69,276
Dividends	(1,487)	—	(127,094)	(3,247)	—	(3,330)	—	(135,158)
Other	(115,996)	903	3,934	908	—	1,415	—	(108,836)

March 31, 2017	3,738,665	43,134	1,734,758	3,926,352	35,872	4,397	—	9,483,178

Equity in (losses) earnings of associates March 31, 2016 (Restated)	118,536	(17,645)	77,665	(135,649)	(690)	—	6,602	48,819

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

13 Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the associate	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

Equity in earnings of joint ventures March 31, 2016	81,185	360,159	441,344
December 31, 2016	3,190,822	5,315,573	8,506,395
Equity in earnings of joint ventures	99,589	156,108	255,697
Other comprehensive losses	(4,002)	175,220	171,218
Interest on capital	(17,000)	—	(17,000)
Dividends	(139,000)	(38,742)	(177,742)

March 31, 2017	3,130,409	5,608,159	8,738,568

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 6, Segments.

Pursuant to the terms of the Raízen Joint Venture - Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of US$500.000, which was unused at March 31, 2017.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

14 Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2016	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013
Additions	—	—	6,455	3,729	463,925	330	474,439
Disposals	(1,709)	(1,926)	—	—	—	(7,752)	(11,387)
Transfers	1,185	4,429	269,162	44,036	(341,960)	6,392	(16,756)

At March 31, 2017	1,042,913	718,813	5,546,086	4,522,621	830,545	325,331	12,986,309

Depreciation
At December 31, 2016	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)
Additions	(9,582)	(18,131)	(118,504)	(95,799)	—	(17,413)	(259,429)
Disposals	166	471	—	—	—	3,355	3,992
Transfers	(894)	(880)	9,057	(12,612)	—	14,667	9,338

At March 31, 2017	(266,203)	(306,285)	(851,744)	(650,639)	—	15,207	(2,059,664)

At December 31, 2016	787,544	428,565	4,528,172	3,932,628	708,580	340,959	10,726,448

At March 31, 2017	776,710	412,528	4,694,342	3,871,982	830,545	340,538	10,926,645

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

15 Intangible assets and goodwill

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost:
At December 31, 2016	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356
Additions	—	58,368	—	—	10,862	6,809	76,039
Disposals	—	(11,313)	—	—	(2,218)	—	(13,531)
Transfers	—	95	—	—	(8,008)	12,234	4,321

At March 31, 2017	715,259	16,959,656	435,624	252,474	947,460	395,712	19,706,185

Amortization
At December 31, 2016	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)
Additions	—	(110,143)	(20,816)	(5,707)	(33,784)	(16,752)	(187,202)
Disposals	—	6,292	—	—	1,936	—	8,228
Transfers	—	—	—	—	464	(1,058)	(594)

At March 31, 2017	—	(1,423,831)	(221,692)	(188,323)	(700,079)	(175,560)	(2,709,485)

At December 31, 2016	715,259	15,592,526	234,748	69,858	278,129	218,919	17,109,439

At March 31, 2017	715,259	15,535,825	213,932	64,151	247,381	220,152	16,996,700

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended March 31, 2017, amounted to R$ 2,136 (R$ 5,182 for the period ended March 31, 2016). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 10.41% p.a. for the period ended March 31, 2017 (13.94% p.a. for the period ended March 31, 2016).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Intangible assets (excluding goodwill)	Annual rate of amortization - %	March 31, 2017	December 31, 2016
Gas distribution concession - COMGÁS(i)	Concession term	8,196,165	8,240,521
Concession rights - Rumo(ii)	Concession term	7,339,660	7,352,005

		15,535,825	15,592,526
Operating license for port terminal(iii)	4.00	213,931	234,748
Trademarks
Mobil	10.00	39,947	45,654
Comma	—	24,204	24,204

		64,151	69,858
Relationship with customers:
Comgás	3.00	213,963	233,971
Lubricants	6.00	33,418	44,158

		247,381	278,129
Other
Software license	20.00	140,610	146,210
Other		79,542	72,709
		220,152	218,919

Total		16,281,440	16,394,180

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of Rumo Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the period ended March 31, 2017, no impairment indicators were identified that would trigger the need for an impairment test.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

16 Loans, borrowings and debentures

	Interest
Description	Index	Annual interest(i)	March 31, 2017	December 31, 2016	Maturity
Loan and borrowings
BNDES	URTJLP	9.32%	2,522,483	2,663,073	Jun-29
	Fixed	5.11%	1,257,582	1,233,476	Feb-25
	TJ462	10.43%	608,255	651,371	Oct-20
	Selic	14.20%	308,393	313,395	Jun-23
	TJLP	9.78%	115,427	137,130	Jun-23
	Selic	13.65%	4,985	5,277	Sep-20
	Fixed	3.91%	3,748	3,930	Jan-24
	IPCA	12.13%	3,557	3,453	Nov-21
	URTJLP	11.40%	—	17	Jan-17
EIB	US$ + Libor	2.51%	568,816	612,961	Sep-21
Foreign loans	GBP + Libor	3.74%	217,151	218,232	Dec-19
NCE	112% of CDI	13.68%	124,230	120,069	Dec-18
	129.62% CDI	16.00%	574,571	552,576	Jun-23
	129.62% CDI	16.05%	295,102	294,516	Dec-18
	129.62% CDI	16.02%	81,453	80,486	Nov-17
Perpetual Notes	US$	8.25%	1,604,168	1,650,089	—
Resolution 4131	US$	3.80%	129,585	133,957	Oct-20
	US$ + Libor	2.40%	395,034	407,306	Mar-18
	US$ + Libor	3.27%	31,889	32,798	Apr-17
Senior Notes Due 2018	Fixed	9.50%	164,215	168,163	Mar-18
Senior Notes Due 2023	US$	5.00%	308,964	322,062	Mar-23
Senior Notes Due 2027	US$	7.00%	2,213,084	2,304,384	Jan-27
Senior Notes Due 2024	US$	7.38%	2,375,478	—	Feb-24
FINEP	Fixed	5.00%	102,259	109,233	Nov-20
Trade banks	CDI + 4.91% p.a.	17.64%	147,521	163,815	Jun-19
	Fixed US$	6.33%	91,079	86,140	Dec-21
Working capital	CDI + 2.80% p.a.	15.27%	405,619	390,024	Dec-18
	CDI + 2.95% p.a.	15.44%	298,040	287,168	Dec-18
	CDI + 0.28% p.m.	16.37%	18,936	9,988	Jan-18
	CDI + 0.33% p.m.	16.65%	10,061	—	Mar-18
	118% do CDI	—	22,920	22,605	Sep-17
Prepayment	US$+Libor Tri	4.03%	10,334	55,641	Apr-17
FINIMP	US$+Libor Tri	3.52%	39,139	40,798	Jun-17

			15,054,078	13,074,133

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	Interest
Description	Index(i)	Annual interest(ii)	March 31, 2017	December 31, 2016	Maturity
Debentures
Non-convertible debentures	CDI + 2,05% p.a.	14.43%	153,669	154,235	Mar-18
	CDI + 1,30% p.a.	13.59%	290,000	300,183	Oct-17
	CDI + 3,50% p.a.	16.05%	2,443,137	2,347,271	Jun-23
	IPCA	5.26%	538,157	528,340	Dec-25
	108 % of CDI	13.16%	338,020	350,852	Jul-18
	IPCA	6.57%	1,325,765	1,291,413	Sep-20
	Fixed	13.13%	169,012	163,862	Oct-20
	CDI	13.14%	128,952	128,208	Jun-23

			5,386,712	5,264,364
Total			20,440,790	18,338,497

Current			3,049,146	2,404,009

Non-current			17,391,644	15,934,488

(i)	As at March 31, 2017.

The Company used for calculating the average rates, on an annual basis, the annual average CDI of 9.15% and TJLP of 5%.

Senior Notes 2024

On February 9, 2017, the indirect subsidiary, “Rumo S.A”, issued a foreign debt, Senior Notes Due 2024 (“2024 Notes”) in the total amount of US $ 750,000 maturing on February 2024 with coupon of 7.375% p.a, paid semiannually.

The 2024 Notes were rated, BB- by Standard & Poor’s and Fitch Ratings. Rumo will use the net proceeds of this transaction to prepay certain debt.

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	March 31, 2017	December 31, 2016
Reais (R$)	12,456,070	12,474,129
Dollar (USD) (i)	7,767,569	5,646,136
Pound (GBP)	217,151	218,232

	20,440,790	18,338,497

(i)	On March 31, 2017, all dated debts denominated in US Dollars have currency risk protection through derivatives (Note 27).

Financial Covenants

The Company and its subsidiaries are subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators.

As at March 31, 2017, the Company and its subsidiaries were in compliance with all debt financial covenants.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

17 Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	March 31, 2017				December 31, 2016
	Less than one year	Between one and five years	More than five years	Total	Total
Future minimum lease payments	531,860	803,863	318,029	1,653,752	1,837,441
Rolling stock	502,321	716,449	221,957	1,440,727	1,616,719
Terminal	23,400	82,580	96,072	202,052	207,950
Other	6,139	4,834	—	10,973	12,772
Interests	(116,384)	(214,484)	(67,610)	(398,478)	(439,898)
Rolling stock	(100,748)	(173,688)	(46,586)	(321,022)	(358,158)
Terminal	(14,702)	(40,087)	(21,024)	(75,813)	(79,611)
Other	(934)	(709)	—	(1,643)	(2,129)

Present value of minimum lease payments	415,476	589,379	250,419	1,255,274	1,397,543

Current				415,476	472,632

Non-current				839,798	924,911

Leases have various expiration dates, the last maturing in June 2043. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

As of March 31, 2017, the future minimum lease payments under non-cancellable leases are as follows:

	March 31, 2017				December 31,
	Total future minimum payments				2016
	Less than one year	Between one and five years	More than five years	Total	Total
Assets	12,011	30,862	9,356	52,229	53,171

The rentals are recognized as expenses (Note 25) on a straight-line basis over the life of the respective agreement.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

18 Concessions payable

	Concessions payable		Judicial deposits
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Payables
Rumo Malha Sul	72,250	73,707	—	—
Rumo Malha Paulista	52,186	52,979	—	—

	124,436	126,686	—	—
Court Discussion
Rumo Malha Paulista	1,399,318	1,345,722	118,820	118,820
Rumo Malha Oeste	1,178,558	1,135,398	19,940	19,464

	2,577,876	2,481,120	138,760	138,284

Total	2,702,312	2,607,806	138,760	138,284

Current	27,822	27,662

Non-current	2,674,490	2,580,144

19 Trade payables

	March 31, 2017	December 31, 2016
Natural gas suppliers	1,410,272	1,377,528
Materials and service suppliers	685,402	789,675
Fuels suppliers	3,421	706
Judicial deposits (i)	(294,976)	(294,976)
Other	123,373	160,177

	1,927,492	2,033,110

Current	1,926,919	2,032,542

Non-current	573	568

(i)	There is a judicial discussion between the subsidiary COMGÁS and its gas supplier. The gas supplier is charging different prices comparing to the gas supply market. On March 31, 2017, the balance of judicial discussion is R$ 1,056,655 (R$ 1,045,311 on December 31, 2016). The amount is secured by judicial deposit R$ 294,976 (R$ 294,976 on December 31, 2016) and the guaranteed value through surety is of R$ 761,679 (R$ 750,335 on December 31, 2016).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

20 Other taxes payable

	March 31, 2017	December 31, 2016
Tax amnesty and refinancing program - Refis	216,293	215,565
ICMS - State VAT	85,562	84,700
COFINS - Revenue tax	39,222	54,208
PIS - Revenue tax	8,225	11,337
INSS - Social security	5,538	7,033
Other	24,801	42,102

	379,641	414,945

Current	223,348	261,169

Non-Current	156,293	153,776

21 Income tax and social contribution

a) Reconciliation of income and social contribution tax expenses:

	March 31, 2017	March 31, 2016 (Restated)
(Loss) profit before taxes	(14,446)	179,549
Income tax and social contribution at nominal rate (34%)	4,912	(61,047)
Adjustments to reconcile nominal to effective tax rate
Equity in earnings of investees (non-taxable income)	87,941	149,527
Credit claims for damages	—	1,398
Differences in tax rates on earnings / losses of overseas companies	(37,169)	(43,108)
Differences in tax rates on entities under Brazilian presumed profits tax regime	(97)	(88)
Stock options expenses	(966)	(1,002)
Interest on capital (net received)	(5,780)	(5,610)
Non-deductible expenses (donations, gifts, etc.)	(6,092)	(2,037)
Tax losses not recorded (i)	(88,682)	(69,917)
Other	2,104	16,463

Income tax and social contribution benefit (expense) - current and deferred	(43,829)	(15,421)

Effective rate - %	(303.40)	8.59

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

b) Deferred income tax assets and liabilities:

	March 31, 2017				December 31, 2016
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	7,271,369	1,817,842	—	1,817,842	1,900,366
Social contribution tax loss carry forwards	7,284,876	—	655,639	655,639	704,480
Temporary differences
Foreign currency losses	1,622,758	405,690	146,048	551,738	590,582
Provision for judicial demands	1,153,251	288,313	103,792	392,105	401,413
Impairment	815,190	203,798	73,367	277,165	290,470
Business combination - Property, plant and equipment	(48,998)	(12,249)	(4,410)	(16,659)	151,060
Tax deductible goodwill	(481,504)	(120,376)	(43,335)	(163,711)	(107,520)
Gains or losses on actuarial liabilities	412,687	103,171	37,141	140,312	138,655
Allowance for doubtful accounts	476,170	119,043	42,855	161,898	156,717
Regulatory asset	204,732	51,183	18,426	69,609	71,039
Profit sharing	43,770	10,942	3,940	14,882	28,923
Concession contract	(29,802)	(7,450)	(2,683)	(10,133)	(10,616)
Business combination - Other fair value adjustments	(122,735)	(30,684)	(11,046)	(41,730)	(42,360)
Property, plant and equipment	(279,790)	(69,947)	(25,182)	(95,129)	(55,861)
Unrealized gains on derivatives instruments	(103,069)	(25,767)	(9,275)	(35,042)	(992)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,450)	(1,135,036)	(1,135,037)
(-) Valuation allowance	(4,383,705)	(1,095,926)	(394,534)	(1,490,460)	(1,753,070)
Business combination - Intangible assets	(10,406,892)	(2,601,723)	(936,620)	(3,538,343)	(3,743,218)
Other	936,879	234,219	84,318	318,537	354,406

Total net liability		(1,564,507)	(562,009)	(2,126,516)	(2,060,563)
Deferred income tax - Assets				1,512,568	1,490,002
Deferred income tax - Liabilities				(3,639,084)	(3,550,565)

Total net deferred taxes				(2,126,516)	(2,060,563)

c) Changes in deferred income taxes, net:
At December 31, 2016				(2,060,563)

Recorded through income					(67,396)
Other (i)					1,443

At March 31, 2017				(2,126,516)

(i)	Exchange variation effect due to conversion of invested balance abroad.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

22 Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Tax	486,967	479,532	382,423	376,454
Civil, regulatory and environmental	344,840	344,048	175,364	173,884
Labor	448,975	444,984	175,475	164,346

	1,280,782	1,268,564	733,262	714,684

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
December 31, 2016	479,532	344,048	444,984	1,268,564
Accruals	772	3,484	25,556	29,812
Disposal / Reversals	(363)	(11,141)	(35,415)	(46,919)
Indexation and interest charges	7,026	8,449	13,850	29,325

March 31, 2017	486,967	344,840	448,975	1,280,782

Tax claims

a) Judicial claims deemed to be probable losses, fully accrued

	March 31, 2017	December 31, 2016
Compensation with FINSOCIAL	272,591	269,275
State VAT - ICMS credits	86,729	84,778
INSS - Social security	64,388	63,103
PIS and COFINS	2,185	2,449
IPI - Excise tax credit - NT	1,173	1,155
Federal income taxes	329	329
Other	59,572	58,443

	486,967	479,532

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

b) Judicial claims deemed as possible losses, and therefore not accrued

	March 31, 2017	December 31, 2016
ICMS - State VAT (ii)	2,340,575	2,136,241
Federal income taxes	2,237,536	2,188,011
Foreign financial operation	1,003,449	986,179
PIS and COFINS - Revenue taxes	866,216	850,063
IRRF - Withholding tax	877,681	861,531
INSS - Social security and other	623,837	615,403
IPI - Excise tax credit - NT	517,684	512,209
Goodwill Rumo	492,374	483,723
Penalties related to tax positions	407,131	397,441
Compensation with IPI - IN 67/98	129,618	128,456
MP 470 - Tax installments (i)	296,366	120,132
Intermodal	82,604	81,247
Stock option	63,300	62,216
Financial transactions tax on loan	49,927	54,896
Social security contributions	44,440	43,764
Compensation credit award	39,372	38,505
Other	1,012,433	992,682

	11,084,543	10,552,699

(i)	The Tax Authority partially rejected the Company requests for payment of its federal tax debts, on the grounds that the tax loss offered is not sufficient to settle the respective debts. The likelihood of loss is considered as possible since the results are indicated existed and are available for such use.
(ii)	ICMS Rumo Malha Paulista: Tax assessment notice issued by the São Paulo State Treasury Department, in the amount of R$ 155,860, against Rumo Malha Paulista S.A, covering the period from February 2011 to July 2015, with the indication of the follow infractions:

a.	Alleged lack of payment of ICMS on railroad services for export;

b.	Improper ICMS credit due to error in the book entry of values higher than those found in the Fiscal Books;

c.	Undue crediting of ICMS for acquisitions supposedly considered as “use and consumption”.

The Tax authorities also included fines of 50% of the value of the tax and 100% of the amount of the credit considered undue.

Civil, labor, regulatory and environmental

a) Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

b) Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	March 31, 2017	December 31, 2016
Civil	2,935,169	2,831,407
Labor	1,077,691	1,089,119
Regulatory	472,559	397,414
Environmental	367,394	351,915

	4,852,813	4,669,855

23 Shareholders’ equity

a) Share capital

As of March 31, 2017, Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A and / or BDRs	%	Class B1 shares	%
Controlling group	14,514,418	8.32	96,332,044	100.00
Skagen AS	16,220,419	9.30	—	—
M&G Investment Management Limited*	6,056,705	3.47	—	—
Eastspring Investments (Singapore) Limited*	2,715,398	1.56	—	—
Free Float	128,851,899	73.90	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—
Total	174,355,341	100.00	96,332,044	100.00

b) Treasury shares

The Company holds 5,996,502 Class A treasury shares as of March 31, 2017 and December 31, 2016 with a market value of U.S$ 8.54 per share at March 31, 2017 (U.S. $7.51 per share at December 31, 2016).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

c) Other comprehensive (loss) income

	December 31, 2016	Comprehensive (loss) income	March 31, 2017
Foreign currency translation effects	(322,258)	14,437	(307,821)
Gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	171,295	(18,706)
Actuarial loss on defined benefit plan	(29,017)	—	(29,017)
Financial instrument with subsidiary	6,000	9,000	15,000
Changes in fair value of available for sale securities	(2,618)	129	(2,489)

Total	(537,894)	194,861	(343,033)

Attributable to:
Owners of the Company	(480,454)	125,649	(354,805)
Non-controlling interests	(57,440)	69,212	11,772

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

24 Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	March 31, 2017		March 31, 2016 (Restated)
Profit attributable from continued operation to ordinary equity holders for basic earnings		21,115		125,042
Profit attributable from discontinued operation to ordinary equity holders for basic earnings		—		5,219
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(665)		(311)
Dilutive effect of subsidiary’s stock option plan - Discontinued operation		—		(15)
Dilutive effect of put option		(15,601)		(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		4,849		109,130

Profit from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution		—		5,204

Weighted average number of shares outstanding		264,690,883		264,690,883
Basic earnings per share from:
Continuing operations	R$	0.0798	R$	0.4724
Discontinuing operations		—	R$	0.0197

	R$	0.0798	R$	0.4921
Diluted earnings per share from:
Continuing operations	R$	0.0183	R$	0.4123
Discontinuing operations		—	R$	0.0197

	R$	0.0183	R$	0.4320

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

At 31 March 2017, 3,035 options were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

25 Other (expense) income, net

	March 31, 2017	March 31, 2016 (Restated)
Insurance reimbursement income	1,181	7,150
Rental income	1,495	385
Gain(Loss) on disposal of non-current assets	2,485	(6,493)
Net effect of legal proceedings, recoverable and tax installments	(17,065)	(37,869)
Other	(4,136)	(527)

	(16,040)	(37,354)

26 Financial results

	March 31, 2017	March 31, 2016 (Restated)
Cost of gross debt
Interest on debt	(486,116)	(440,424)
Monetary and exchange rate variation	65,707	509,711
Derivatives	(135,662)	(692,907)
Amortization of borrowing costs	(243)	—
Guarantees and warranties on debt	(8,679)	(13,474)

	(565,993)	(637,094)
Income from financial investment	196,670	115,885

	196,670	115,885

Cost of debt, net	(368,323)	(521,209)
Other charges and monetary variations
Interest on other receivables	48,898	67,457
Monetary variation on leases and concessions agreements	(73,127)	(73,408)
Monetary variation on leases	(34,246)	(50,705)
Bank charges	(63,736)	(34,908)
Advances on real state credits	(7,002)	(12,005)
Interest on contingencies and contracts	(19,791)	(13,638)
Interest on other liabilities	(103,295)	(186,873)
Exchange variation	2,230	14,235

	(250,069)	(289,845)

(=) Financial results, net	(618,392)	(811,054)
Finance expense	(898,232)	(878,868)
Finance income	283,009	246,552
Exchange variation	118,889	525,404
Derivatives	(122,058)	(704,142)

Financial results, net	(618,392)	(811,054)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

27 Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	March 31, 2017	December 31, 2016
Assets
Fair value through profit or loss
Investment funds	3,022,732	3,203,907
Marketable securities	922,843	1,291,580
Derivate financial instruments	835,664	751,080

	4,781,239	5,246,567
Loans and receivables
Cash and cash equivalents	3,521,358	1,295,681
Trade receivables	1,052,686	1,185,430
Restricted cash	225,144	200,999
Receivables from related parties	207,679	242,257
Dividends receivable	48,440	144,160

	5,055,307	3,068,527
Total	9,836,546	8,315,094

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

	March 31, 2017	December 31, 2016
Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	16,702,340	14.525.030
Leases	1,255,274	1,397,543
Real state credit certificates	171,247	195,745
Trade payables	1,927,492	2,033,110
Other financial liabilities	223,560	203,303
Payables to related parties	256,008	237,081
Dividends payable	31,315	93,500
Tax installments - REFIS	216,293	215,565
Preferred shareholders payable in subsidiaries	1,809,176	1,769,427

	22,592,705	20.670.304
Fair value through profit or loss
Loans, borrowings and debentures	3,738,450	3.813.467
Contingent consideration	113,657	166,807
Derivative financial instruments	336,616	295,844

	4,188,723	4.276.118
	26,781,428	24,946,422

During the period ended at March 31, 2017, there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Risk management structure

As at March 31, 2017 and December 31, 2016, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	March 31,	December 31,	March 31,	December 31,
	2017	2016	2017	2016
Exchange rate derivatives
Forward agreements	10,251	438,689	(94)	(14,983)
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,985,931	1,988,540	245,525	104,491
Swap agreements (exchange and interest rate)	5,476,865	4,315,575	253,617	365,728

	7,462,796	6,304,115	499,142	470,219
Total financial instruments			499,048	455,236

Assets			835,664	751,080

Liabilities			(336,616)	(295,844)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Credit risk

	March 31, 2017	December 31, 2016
Cash and cash equivalents(i)	6,544,090	4,499,588
Trade receivables(ii)	1,052,686	1,185,430
Derivative financial instruments(iii)	835,664	751,080
Marketable securities (i)	922,843	1,291,580
Restricted cash (i)	225,144	200,999
Dividends receivable	48,440	144,160

	9,628,867	8,072,837

(i)	The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AAA, AA, A and BBB.

The credit risk on cash and cash equivalents, marketable securities, other financial assets and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	March 31, 2017	December 31, 2016
AAA	599,801	—
AA+	541,897	—
AA	6,654,213	5,499,565
A	603,188	983,384
BBB	—	260,298

	8,399,099	6,743,247

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts

(iii)	Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the Company to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

						December
	March 31, 2017					31, 2016
	Up to 1			More than
	year	1 - 2 years	3 - 5 years	5 years	Total	Total
Loans, borrowings and debentures	(4,543,892)	(4,933,735)	(9,973,901)	(12,954,674)	(32,406,202)	(29,957,136)
Trade payables	(1,926,919)	(573)	—	—	(1,927,492)	(2,033,110)
Other financial liabilities	(223,560)	—	—	—	(223,560)	(203,303)
REFIS	(12,977)	(12,390)	(16,411)	(191,983)	(233,761)	(235,919)
Leases	(649,901)	(364,182)	(560,733)	(355,996)	(1,930,812)	(1,824,890)
Real estate credits certificates	(127,530)	(66,721)	—	—	(194,251)	(243,628)

	(7,484,779)	(5,377,601)	(10,551,045)	(13,502,653)	(36,916,078)	(34,497,986)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

a) Foreign exchange risk

As at March 31, 2017 and December 31, 2016, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

	March 31, 2017		December 31, 2016
	R$	US$	R$	US$
Cash and cash equivalents	2,743,241	865,812	424,334	130,200
Trade receivables	17,683	5,581	11,940	3,664
Advances to suppliers	—	—	58,866	18,062
Trade payables	—	—	(22,005)	(6,752)
Loans, borrowings and debentures	(8,471,231)	(2,673,662)	(6,323,330)	(1,940,207)
Contingent consideration	(15,256)	(4,815)	(68,388)	(20,984)
Derivative financial instruments	4,600,012	1,451,841	6,413,619	1,967,911

Foreign exchange exposure, net	(1,125,551)	(355,243)	495,036	151,894

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at March 31, 2017, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at March 31, 2017, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
		Scenario
	March 31, 2017	Probable	25%	50%	-25%	-50%
USD	3.17	3.33	4.16	5.00	2.50	1.67

The external source used by the company for market projections was a specialized consultant.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	137,537	829,761	1,538,297	(587,315)	(1,295,851)
Trade receivables	USD fluctuation	902	4,646	9,293	(4,646)	(9,293)
Exchange rate derivatives(i)	USD fluctuation	559,898	178,030	327,498	(120,907)	(270,375)
Exchange rate and interest derivatives(i)	USD and CDI fluctuation	160,924	1,084,739	2,160,781	(1,067,641)	(2,143,966)
Loans, borrowings and debentures	USD fluctuation	(282,463)	(1,580,944)	(3,036,084)	1,329,337	2,784,477
Contingent consideration	USD fluctuation	(778)	(4,008)	(8,017)	4,008	8,017

Impacts on profit or loss		576,020	512,224	991,768	(447,164)	(926,991)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b) Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	March 31, 2017
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	391,581	97,895	195,790	(97,895)	(195,790)
Marketable securities	34,875	8,719	17,438	(8,719)	(17,438)
Leases	(62,431)	(15,608)	(22,384)	15,608	22,384
Advances on real state credits	(20,183)	(5,046)	(10,091)	5,046	10,091
Interest rate derivatives	234,030	272,098	601,841	(229,784)	(423,669)
Loans, borrowings and debentures net off derivatives	(1,759,586)	(628,131)	(1,313,865)	585,817	1,135,694

Impacts on profit or loss	(1,181,714)	(270,073)	(531,271)	270,073	531,272

The probable scenario considers the estimated interest rate, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	8.75%	10.94%	13.13%	6.56%	4.38%
CDI	9.15%	11.44%	13.73%	6.86%	4.58%
TJ462	6.00%	7.50%	9.00%	4.50%	3.00%
TJLP	5.00%	6.25%	7.50%	3.75%	2.50%

(i)	The external source used by the company for market projections was a specialized consultant.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price are as follows:

Senior Notes Due	March 31, 2017	December 31, 2016
2018	100.10%	95.68%
2023	97.51%	96.05%
2024	103.22%	—
2027	104,70%	—

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price as March 31, 2017 of 100.57% (103.03% at December 31, 2016) of the face value of obligations at March 31, 2017.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 16).

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Assets and liabilities measured at fair value
	March 31,	December	March 31, 2017		December 31, 2016
	2017	31, 2016	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	3,022,732	3,203,907	3,022,732	—	3,203,907	—
Marketable securities	922,843	1,291,580	922,843	—	1,291,580	—
Derivate financial instruments	835,664	751,080	835,664	—	751,080	—

Total	4,781,239	5,246,567	4,781,239	—	5,246,567	—

Liabilities
Loans, borrowings and debentures	(3,738,450)	(3,813,467)	(3,738,450)	—	(3,813,467)	—
Contingent consideration	(113,657)	(166,807)	—	(113,657)	—	(166,807)
Derivative financial instruments	(336,616)	(295,844)	(336,616)	—	(295,844)	—

Total	(4,188,723)	(4,276,118)	(4,075,066)	(113,657)	(4,109,311)	(166,807)

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2016	2,156,011	(125,272)	2,030,739
Interest amortization	(9,596)	(9,067)	(18,663)
Fair value	(165,314)	(7,989)	(173,303)

At March 31, 2017	1,981,101	(142,328)	1,838,773

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

28 Post-employment benefits

	March 31, 2017	December 31, 2016
Futura	44,726	43,401
Futura II	154	163
COMGÁS	402,794	397,916

	447,674	441,480

During the period ended March 31, 2017, the expense recognized in relation to the actuarial contributions was R$6,896 (R$6,921 for the three month period ended March 31, 2016).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, except earnings per share)

29 Share-based payment

(i) Share option programmers

The vesting period and share options outstanding at the end of the year are as follows:

								Exercise
				Number of instruments on March 31, 2017			Market	price at	Fair value
	Expected	Interest	Expected		Exercisable		price on	March	at grant
Share option programs	life (years)	rate	volatility	Granted	options	Outstanding	grant date	31, 2017	date -R$(i)
August 18, 2011 (A)	1 to 7	12.39	31.44	4,825,000	(3,193,000)	1,237,000	22.80	26.51	6.80
August 18, 2011 (B)	1 to 12	12.39	30.32	5,000,000	(2,000,000)	3,000,000	22.80	26.51	8.15
December 12, 2012 (C)	1 to 7	8.78	31.44	700,000	(48,000)	652,000	38.89	47.01	10.10
April 24, 2013	5 to 7	13.35	27.33	970,000	—	860,000	45.22	53.99	17.95
April 25, 2014	5 to 7	12.43	29.85	960,000	—	945,000	39.02	43.79	15.67
August 31, 2015	5 to 7	14.18	33.09	759,000	—	674,000	19.96	19.50	7.67

				13,214,000	(5,241,000)	7,368,000

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

The number and weighted-average exercise prices of share options under the share option programs were as follows:

		Weighted-average exercise
	Number of options	price - R$
At December 31, 2016	12,138,238	23.96
Cancellation or settlements	(4,160,238)	—
Share options exercised	(610,000)	26.43

At March 31, 2017	7,368,000	33.11

(ii) Share-based compensation

On December 21, 2016, a new share-based compensation model was approved at the Assembly of the subsidiary Cosan Logística, which became effective as of the granting, which took place on January 2, 2017.

Cosan Logística issued 1,513,180 shares of the “share-based compensation plan”, which will be transferred in full and free of charge after 5 years, from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, conditioned to the exercise of the functions of the beneficiary in the Company, under the terms of each Share granting Program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the “share-based compensation plan”, reflecting the determination of Technical Pronouncement CPC 10 - Share-based Payment. Given the characteristics of the Plan, the fair value is equivalent to the value of the share on the grant date (R$ 6.10).

Cosan Limited

Notas explicativas às demonstrações financeiras consolidadas

(Em milhares de Reais – R$, exceto resultado por ação)

(Uma tradução livre do original em inglês)

30 Subsequent events

Distribution of dividends

On May 05, 2017, the Ordinary and Extraordinary General Meeting approved the distribution of dividends in the total amount of R$ 63,528 equivalent to R$ 0.24 per share.

Distribution of dividends - Cosan S.A Indústria e Comércio

On April 27, 2017, the Ordinary and Extraordinary General Meeting approved the distribution of dividends in the total amount of R$ 380,000 equivalent to R$ 0.931658 per common share

Stock option

On April 27, 2017, a new share option programs was approved in the Ordinary and Extraordinary General Meeting, where up to 3% of the shares representing the Company’s stock option may be delivered to the participants.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2017

COSAN LIMITED
By:	/s/ Marcelo Eduardo Martins
Name:	Marcelo Eduardo Martins
Title:	Chief Financial Officer